Exhibit 99.1

NIO Inc. Reports Unaudited First Quarter 2023 Financial Results

Quarterly Total Revenues reached RMB10,676.5 million (US$1,554.6 million)i

Quarterly Vehicle Deliveries were 31,041 units

SHANGHAI, China, June 9, 2023 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Operating Highlights for the First Quarter of 2023

•	Vehicle deliveries were 31,041 in the first quarter of 2023, consisting of 10,430 premium smart electric SUVs and 20,611 premium smart electric sedans, representing an increase of 20.5% from the first quarter of 2022, and a decrease of 22.5% from the fourth quarter of 2022.

Key Operating Results
	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Deliveries	31,041	40,052	31,607	25,059

	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Deliveries	25,768	25,034	24,439	21,896

Financial Highlights for the First Quarter of 2023

•	Vehicle sales were RMB9,224.5 million (US$1,343.2 million) in the first quarter of 2023, representing a decrease of 0.2% from the first quarter of 2022 and a decrease of 37.5% from the fourth quarter of 2022.
•	Vehicle marginii was 5.1% in the first quarter of 2023, compared with 18.1% in the first quarter of 2022 and 6.8% in the fourth quarter of 2022.
•	Total revenues were RMB10,676.5 million (US$1,554.6 million) in the first quarter of 2023, representing an increase of 7.7% from the first quarter of 2022 and a decrease of 33.5 % from the fourth quarter of 2022.
•	Gross profit was RMB162.3 million (US$23.6 million) in the first quarter of 2023, representing a decrease of 88.8% from the first quarter of 2022 and a decrease of 73.9% from the fourth quarter of 2022.

•	Gross margin was 1.5% in the first quarter of 2023, compared with 14.6% in the first quarter of 2022 and 3.9% in the fourth quarter of 2022.
•	Loss from operations was RMB5,111.8 million (US$744.3 million) in the first quarter of 2023, representing an increase of 133.6% from the first quarter of 2022 and a decrease of 24.1% from the fourth quarter of 2022. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB4,522.4 million (US$658.5 million) in the first quarter of 2023, representing an increase of 163.6% from the first quarter of 2022 and a decrease of 24.8% from the fourth quarter of 2022.
•	Net loss was RMB4,739.5 million (US$690.1 million) in the first quarter of 2023, representing an increase of 165.9% from the first quarter of 2022 and a decrease of 18.1% from the fourth quarter of 2022. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,150.1 million (US$604.3 million) in the first quarter of 2023, representing an increase of 216.9% from the first quarter of 2022 and a decrease of 18.1% from the fourth quarter of 2022.
•	Net loss attributable to NIO’s ordinary shareholders was RMB4,803.6 million (US$699.5 million) in the first quarter of 2023, representing an increase of 163.2% from the first quarter of 2022 and a decrease of 17.8% from the fourth quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB4,141.8 million (US$603.1 million) in the first quarter of 2023, representing an increase of 222.3% from the first quarter of 2022 and a decrease of 18.0% from the fourth quarter of 2022.
•	Basic and diluted net loss per ordinary share/American Depositary Share (ADS)iii were both RMB2.91 (US$0.42) in the first quarter of 2023, compared with RMB1.12 in the first quarter of 2022 and RMB3.55 in the fourth quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB2.51 (US$0.36), compared with RMB0.79 in the first quarter of 2022 and RMB3.07 in the fourth quarter of 2022.
•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB37.8 billion (US$5.5 billion) as of March 31, 2023.

Key Financial Results for the First Quarter of 2023

(in RMB million, except for per ordinary share/ADS data and percentage)

	2023 Q1	2022 Q4	2022 Q1	% Changeiv
				QoQ		YoY
Vehicle Sales	9,224.5	14,759.0	9,244.0	-37.5%		-0.2%
Vehicle Margin	5.1%	6.8%	18.1%	-170	bp	-1300	bp
Total Revenues	10,676.5	16,063.5	9,910.6	-33.5%		7.7%
Gross Profit	162.3	621.8	1,446.8	-73.9%		-88.8%
Gross Margin	1.5%	3.9%	14.6%	-240	bp	-1310	bp
Loss from Operations	(5,111.8)	(6,736.1)	(2,188.7)	-24.1%		133.6%
Adjusted Loss from Operations (non-GAAP)	(4,522.4)	(6,015.7)	(1,715.6)	-24.8%		163.6%
Net Loss	(4,739.5)	(5,786.1)	(1,782.7)	-18.1%		165.9%
Adjusted Net Loss (non-GAAP)	(4,150.1)	(5,065.6)	(1,309.6)	-18.1%		216.9%
Net Loss Attributable to Ordinary Shareholders	(4,803.6)	(5,847.1)	(1,825.0)	-17.8%		163.2%
Net Loss per Ordinary Share/ADS-Basic and Diluted	(2.91)	(3.55)	(1.12)	-18.0%		159.8%
Adjusted Net Loss per Ordinary Share/ADS-Basic and Diluted (non-GAAP)	(2.51)	(3.07)	(0.79)	-18.2%		217.7%

Recent Developments

Deliveries in April and May 2023

•	NIO delivered 6,658 vehicles in April 2023 and 6,155 vehicles in May 2023. As of May 31, 2023, NIO’s cumulative vehicle deliveries since inception reached 333,410 vehicles.

NIO Launched the All-New ES6

•	On May 24, 2023, NIO launched the All-New ES6, a smart electric all-round SUV in China and started its deliveries the next day.

CEO and CFO Comments

“NIO delivered 31,041 vehicles in the first quarter of 2023, ranking first in the premium battery electric vehicle market priced over RMB400,000 in China for 12 consecutive quarters,” said William Bin Li, founder, chairman and chief executive officer of NIO, “On May 24, 2023, NIO launched the All-New ES6, an all-round smart electric SUV and started its deliveries the next day. With exquisite design, high performance, superior comfort, and advanced digital systems, the All-New ES6 has received overwhelmingly positive feedback from our users.”

“With the volume ramp-up of our new models including the All-New ES6, our teams are well prepared for a solid growth in vehicle deliveries,” added Mr. Li.

“In the face of the changing market environment, we will observe and analyze the dynamics of the operating environment and competition landscape promptly, and continue to strengthen our competitive advantages in an agile and efficient manner,” added Steven Wei Feng, NIO's chief financial officer, “Meanwhile, we will stay focused on execution, optimize cost structure, and further improve our operating efficiency.”

Financial Results for the First Quarter of 2023

Revenues

•	Total revenues in the first quarter of 2023 were RMB10,676.5 million (US$1,554.6 million), representing an increase of 7.7% from the first quarter of 2022 and a decrease of 33.5% from the fourth quarter of 2022.

•	Vehicle sales in the first quarter of 2023 were RMB9,224.5 million (US$1,343.2 million), representing a decrease of 0.2% from the first quarter of 2022 and a decrease of 37.5% from the fourth quarter of 2022. The decrease in vehicle sales over the first quarter of 2022 was mainly due to lower average selling price as a result of higher proportion of ET5 and 75 kWh standard-range battery pack deliveries, partially offset by an increase in delivery volume. The decrease in vehicle sales over the fourth quarter of 2022 was mainly due to a decrease in delivery volume, and lower average selling price as a result of higher proportion of ET5 and 75 kWh standard-range battery pack deliveries.

•	Other sales in the first quarter of 2023 were RMB1,452.0 million (US$211.4 million), representing an increase of 117.8% from the first quarter of 2022 and an increase of 11.3% from the fourth quarter of 2022. The increase in other sales over the first quarter of 2022 was mainly due to the increase in sales of accessories, provision of repair and maintenance services, provision of auto financing services, sales of used cars and provision of power solutions, as a result of continued growth of our users. The increase in other sales over the fourth quarter of 2022 was mainly due to the increase in provision of auto financing services, sales of accessories, provision of repair and maintenance services, provision of power solutions and sales of used cars, as a result of continued growth of our users, and partially offset by a decrease in revenue from rendering of research and development services.

Cost of Sales and Gross Margin

•	Cost of sales in the first quarter of 2023 was RMB10,514.2 million (US$1,531.0 million), representing an increase of 24.2% from the first quarter of 2022 and a decrease of 31.9% from the fourth quarter of 2022. The increase in cost of sales over the first quarter of 2022 was mainly driven by the increase in (i) delivery volume, and (ii) cost from the sales of accessories, provision of repair and maintenance services, sales of used cars and provision of power solutions, associated with increased vehicle sales and expanded power and service network. The decrease in cost of sales over the fourth quarter of 2022 was mainly attributed to (i) the decrease in delivery volume, (ii) the decrease in average material cost per vehicle as a result of higher proportion of ET5 and 75 kWh standard-range battery pack deliveries, and (iii) the inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments related to the previous generation of ES8, ES6 and EC6 in the fourth quarter of 2022.

•	Gross profit in the first quarter of 2023 was RMB162.3 million (US$23.6 million), representing a decrease of 88.8% from the first quarter of 2022 and a decrease of 73.9% from the fourth quarter of 2022.

•	Gross margin in the first quarter of 2023 was 1.5%, compared with 14.6% in the first quarter of 2022 and 3.9% in the fourth quarter of 2022. The decrease of gross margin from the first quarter of 2022 and the fourth quarter of 2022 was mainly attributed to the decreased vehicle margin.

•	Vehicle margin in the first quarter of 2023 was 5.1%, compared with 18.1% in the first quarter of 2022 and 6.8% in the fourth quarter of 2022. The decrease in vehicle margin from the first quarter of 2022 was mainly attributed to changes in product mix and increased battery cost per unit. The decrease in vehicle margin from the fourth quarter of 2022 was mainly due to (i) changes in product mix, and (ii) increased promotion discount for the previous generation of ES8, ES6 and EC6, which were partially offset by (iii) the inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the previous generation of ES8, ES6 and EC6 in the fourth quarter of 2022.

Operating Expenses

•	Research and development expenses in the first quarter of 2023 were RMB3,075.6 million (US$447.8 million), representing an increase of 74.6% from the first quarter of 2022 and a decrease of 22.7% from the fourth quarter of 2022. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB2,711.6 million (US$394.8 million), representing an increase of 79.1% from the first quarter of 2022 and a decrease of 23.7% from the fourth quarter of 2022. The increase in research and development expenses over the first quarter of 2022 was mainly attributed to the increased personnel costs in research and development functions and the increased share-based compensation expenses recognized in the first quarter of 2023. The decrease in research and development expenses over the fourth quarter of 2022 reflected fluctuations due to different design and development stages of new products and technologies.

•	Selling, general and administrative expenses in the first quarter of 2023 were RMB2,445.9 million (US$356.2 million), representing an increase of 21.4% from the first quarter of 2022 and a decrease of 30.7% from the fourth quarter of 2022. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB2,239.3 million (US$326.1 million), representing an increase of 24.3% from the first quarter of 2022 and a decrease of 31.2% from the fourth quarter of 2022. The increase in selling, general and administrative expenses over the first quarter of 2022 was mainly attributed to (i) the increase in personnel costs related to sales and general corporate functions, and (ii) the increase in expenses related to the Company’s sales and service network expansion. The decrease in selling, general and administrative expenses over the fourth quarter of 2022 was mainly due to the decrease in sales and marketing activities and professional services.

Loss from Operations

•	Loss from operations in the first quarter of 2023 was RMB5,111.8 million (US$744.3 million), representing an increase of 133.6% from the first quarter of 2022 and a decrease of 24.1% from the fourth quarter of 2022. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB4,522.4 million (US$658.5 million) in the first quarter of 2023, representing an increase of 163.6% from the first quarter of 2022 and a decrease of 24.8% from the fourth quarter of 2022.

Net Loss and Earnings Per Share/ADS

•	Net loss in the first quarter of 2023 was RMB4,739.5 million (US$690.1 million), representing an increase of 165.9% from the first quarter of 2022 and a decrease of 18.1% from the fourth quarter of 2022. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,150.1 million (US$604.3 million) in the first quarter of 2023, representing an increase of 216.9% from the first quarter of 2022 and a decrease of 18.1% from the fourth quarter of 2022.

•	Net loss attributable to NIO’s ordinary shareholders in the first quarter of 2023 was RMB 4,803.6 million (US$699.5 million), representing an increase of 163.2% from the first quarter of 2022 and a decrease of 17.8% from the fourth quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB4,141.8 million (US$603.1 million) in the first quarter of 2023.

•	Basic and diluted net loss per ordinary share/ADS in the first quarter of 2023 were both RMB2.91 (US$0.42), compared with RMB1.12 in the first quarter of 2022 and RMB3.55 in the fourth quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB2.51 (US$0.36), compared with RMB0.79 in the first quarter of 2022 and RMB3.07 in the fourth quarter of 2022.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB37.8 billion (US$5.5 billion) as of March 31, 2023.

Business Outlook

For the second quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 23,000 and 25,000 vehicles, representing a decrease of approximately 8.2% to 0.2% from the same quarter of 2022.

•	Total revenues to be between RMB8,742 million (US$1,273 million) and RMB9,370 million (US$1,364 million), representing a decrease of approximately 15.1% to 9.0% from the same quarter of 2022.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 9, 2023 (8:00 PM Beijing/Hong Kong/Singapore Time on June 9, 2023).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10030774-agy6dc.html

A replay of the conference call will be accessible by phone at the following numbers, until June 16, 2023:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10030774

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, and the ET5, a mid-size smart electric sedan.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,887,575	14,763,443	2,149,724
Restricted cash	3,154,240	2,836,594	413,040
Short-term investments	19,171,017	17,842,478	2,598,066
Trade and notes receivables	5,118,170	5,464,539	795,698
Amounts due from related parties	1,380,956	1,550,523	225,774
Inventory	8,191,386	6,376,311	928,463
Prepayments and other current assets	2,246,408	2,817,160	410,210
Total current assets	59,149,752	51,651,048	7,520,975
Non-current assets:
Long-term restricted cash	113,478	126,032	18,352
Property, plant and equipment, net.	15,658,666	15,910,905	2,316,807
Intangible assets, net	—	29,648	4,317
Land use rights, net	212,603	211,277	30,764
Long-term investments	6,356,411	5,443,621	792,653
Right-of-use assets - operating lease	7,374,456	9,113,057	1,326,964
Other non-current assets	7,398,559	6,841,786	996,241
Total non-current assets	37,114,173	37,676,326	5,486,098
Total assets	96,263,925	89,327,374	13,007,073
LIABILITIES
Current liabilities:
Short-term borrowings	4,039,210	5,294,210	770,897
Trade and notes payable	25,223,687	18,873,747	2,748,230
Amounts due to related parties	384,611	347,285	50,569
Taxes payable	286,300	278,316	40,526
Current portion of operating lease liabilities	1,025,968	951,187	138,504
Current portion of long-term borrowings	1,237,916	2,408,126	350,650
Accruals and other liabilities	13,654,362	12,284,198	1,788,718
Total current liabilities	45,852,054	40,437,069	5,888,094
Non-current liabilities:
Long-term borrowings	10,885,799	11,330,771	1,649,888
Non-current operating lease liabilities	6,517,096	8,412,155	1,224,905
Deferred tax liabilities	218,189	216,396	31,510
Other non-current liabilities	5,144,027	5,468,845	796,326
Total non-current liabilities	22,765,111	25,428,167	3,702,629
Total liabilities	68,617,165	65,865,236	9,590,723

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,557,221	3,629,686	528,522
Total mezzanine equity	3,557,221	3,629,686	528,522
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	23,868,165	19,619,448	2,856,812
Non-controlling interests	221,374	213,004	31,016
Total shareholders’ equity	24,089,539	19,832,452	2,887,828
Total liabilities, mezzanine equity and shareholders’ equity	96,263,925	89,327,374	13,007,073

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	9,244,014	14,759,016	9,224,483	1,343,189
Other sales	666,574	1,304,498	1,451,988	211,426
Total revenues	9,910,588	16,063,514	10,676,471	1,554,615
Cost of sales:
Vehicle sales	(7,567,550)	(13,749,365)	(8,757,407)	(1,275,177)
Other sales	(896,199)	(1,692,391)	(1,756,775)	(255,806)
Total cost of sales	(8,463,749)	(15,441,756)	(10,514,182)	(1,530,983)
Gross profit	1,446,839	621,758	162,289	23,632
Operating expenses:
Research and development	(1,761,687)	(3,980,578)	(3,075,611)	(447,844)
Selling, general and administrative	(2,014,804)	(3,527,371)	(2,445,928)	(356,155)
Other operating income	140,987	150,057	247,402	36,025
Total operating expenses	(3,635,504)	(7,357,892)	(5,274,137)	(767,974)
Loss from operations	(2,188,665)	(6,736,134)	(5,111,848)	(744,342)
Interest and investment income	400,688	351,960	306,762	44,668
Interest expenses	(77,339)	(70,669)	(68,663)	(9,998)
Gain on extinguishment of debt	—	118,400	—	—
Share of income of equity investees	26,229	251,439	13,599	1,980
Other income, net	86,886	315,699	128,290	18,680
Loss before income tax expense	(1,752,201)	(5,769,305)	(4,731,860)	(689,012)
Income tax expense	(30,459)	(16,796)	(7,674)	(1,117)
Net loss	(1,782,660)	(5,786,101)	(4,739,534)	(690,129)
Accretion on redeemable non-controlling interests to redemption value	(66,775)	(72,581)	(72,465)	(10,552)
Net loss attributable to non-controlling interests	24,397	11,603	8,370	1,219
Net loss attributable to ordinary shareholders of NIO Inc.	(1,825,038)	(5,847,079)	(4,803,629)	(699,462)

Net loss	(1,782,660)	(5,786,101)	(4,739,534)	(690,129)
Other comprehensive income/(loss)
Change in unrealized gains/(losses) related to available-for-sale debt securities, net of tax	743,103	(24,495)	—	—
Change in unrealized gains/(losses) on cash flow hedges	—	817	(1,329)	(194)
Foreign currency translation adjustment, net of nil tax	(38,879)	(134,783)	(54,605)	(7,951)
Total other comprehensive income/(loss)	704,224	(158,461)	(55,934)	(8,145)
Total comprehensive loss	(1,078,436)	(5,944,562)	(4,795,468)	(698,274)
Accretion on redeemable non-controlling interests to redemption value	(66,775)	(72,581)	(72,465)	(10,552)
Net loss attributable to non-controlling interests	24,397	11,603	8,370	1,219
Other comprehensive (income)/loss attributable to non-controlling interests	(150,141)	5,229	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(1,270,955)	(6,000,311)	(4,859,563)	(707,607)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,624,805,030	1,647,356,108	1,649,309,669	1,649,309,669
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(1.12)	(3.55)	(2.91)	(0.42)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended March 31, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(10,514,182)	18,768	—	(10,495,414)
Research and development expenses	(3,075,611)	363,967	—	(2,711,644)
Selling, general and administrative expenses	(2,445,928)	206,670	—	(2,239,258)
Total	(16,035,721)	589,405	—	(15,446,316)
Loss from operations	(5,111,848)	589,405	—	(4,522,443)
Net loss	(4,739,534)	589,405	—	(4,150,129)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,803,629)	589,405	72,465	(4,141,759)

Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.91)	0.36	0.04	(2.51)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.42)	0.05	0.01	(0.36)

	Three Months Ended December 31, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(15,441,756)	23,522	—	(15,418,234)
Research and development expenses	(3,980,578)	426,701	—	(3,553,877)
Selling, general and administrative expenses	(3,527,371)	270,257	—	(3,257,114)
Total	(22,949,705)	720,480	—	(22,229,225)
Loss from operations	(6,736,134)	720,480	—	(6,015,654)
Net loss	(5,786,101)	720,480	—	(5,065,621)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,847,079)	720,480	72,581	(5,054,018)

Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.55)	0.44	0.04	(3.07)

	Three Months Ended March 31, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,463,749)	12,125	—	(8,451,624)
Research and development expenses	(1,761,687)	247,621	—	(1,514,066)
Selling, general and administrative expenses	(2,014,804)	213,293	—	(1,801,511)
Total	(12,240,240)	473,039	—	(11,767,201)
Loss from operations	(2,188,665)	473,039	—	(1,715,626)
Net loss	(1,782,660)	473,039	—	(1,309,621)
Net loss attributable to ordinary shareholders of NIO Inc.	(1,825,038)	473,039	66,775	(1,285,224)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.12)	0.29	0.04	(0.79)

i All translations from RMB to USD for three months ended March 31, 2023 were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.